UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(86-21) 5170-2355

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chairman of the Board and Chief Executive Officer

Date: August 20, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

TUDOU SHAREHOLDERS APPROVE MERGER WITH YOUKU INC.

SHANGHAI, China, Aug. 19, 2012 — Tudou Holdings Limited (“Tudou” or the “Company”) (Nasdaq: TUDO), a leading Internet video company in China, today announced that, at the annual general meeting of the Company’s shareholders (the “AGM”) held earlier today, shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced merger agreement (the “Merger Agreement”), dated March 11, 2012, by and among Youku Inc. (“Youku”) (NYSE:YOKU), Two Merger Sub Inc. and Tudou, the plan of merger attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the merger contemplated thereunder (the “Merger”). Based on the final tabulation, approximately 99.7% of the ordinary shares of the Company present in person or by proxy at the AGM voted “FOR” the resolution to authorize and approve the Merger Agreement, the Plan of Merger and the Merger, which was therefore passed as a special resolution. Over a majority of the ordinary shares of the Company present in person or by proxy at the AGM also voted “FOR” the re-election of Gary Wei Wang, Hany Nada, David M. Hand, Ted Tak-Tai Lee and Conor Chia-hung Yang, which was therefore passed as an ordinary resolution.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with Youku to satisfy all other conditions precedent to the Merger set forth in the Merger Agreement. If completed, the Merger would result in the Company becoming a privately held company and a wholly owned subsidiary of Youku, and the combined entity will be named “Youku Tudou Inc.” As a result of the Merger, Tudou’s American depositary shares will no longer be listed on the Nasdaq Global Market.

About Tudou

Tudou Holdings Limited (Nasdaq: TUDO) is a leading Internet video company in China providing premium licensed content, use generated content (“UGC”) and original in-house produced content. Founded in 2005, Tudou was the first UGC video sharing website launched in China. The “Tudou” brand is one of the most recognized Internet brands in China, and the annual Tudou Video Festival has become a signature event in the online video industry. For more information, please visit http://ir.tudou.com.

Safe Harbor Statements

This announcement contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. Tudou may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Tudou’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in Tudou’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and Tudou does not undertake any obligation to update any such information, except as required under applicable law.

Investor Relations Contact:

Michael S. Fu

Director, Investor Relations

Tudou Holdings Limited

Tel: (+86) 21-5170-2355

Email: mfu@tudou.com

Jeremy Peruski

ICR, Inc.

Tel: +1 (646) 405-4884

Email: IR@tudou.com

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